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                                                                    Exhibit 99.3

                                [IDC Letterhead]
                                                                             IDC
                                                                  5 Speen Street
                                                            Framingham, MA 01701
                                                                  (508) 872-8200
                                                                     www.idc.com

                                Disclosure Form

IDC grants Seagate Technology Holdings and Seagate Technology HDD Holdings permission to disclose the following information in registration statements filed under the Securities Act of 1933, as amended:

          "According to IDC, we are the largest manufacturer of rigid disc drives in terms of unit shipments, with a 28.2% market share during the quarter ended March 31, 2002 and a 23.5% share for calendar year 2001."

          "According to IDC, our share of unit shipments of enterprise drives in the quarter ended March 31, 2002 reached 56.8% compared to 46.9% for calendar year 2001. In the personal storage sector, our share of unit shipments for the quarter ended March 31, 2002 reached 30.5% and a 25.5% market share for calendar year 2001."

          "According to IDC, the total storage capacity of all rigid disc drives shipped grew by 97.0% on a compounded annual basis between 1997 and 2001, reaching 5.2 million terabytes shipped in 2001. The annual total storage capacity of all rigid disc drives to be shipped between 2002 and 2006 is expected to grow at a compounded annual rate of approximately 62.4% according to IDC."

          "IDC estimates that the total number of rigid disc drives shipped in consumer electronics applications will reach 77.1 million units in 2006."

It is understood by IDC, Seagate Technology Holdings, and Seagate Technology HDD Holdings that the information will not be sold.

It is further understood that IDC will be credited as the source of publication. The original date of publication of the above-referenced data was May 2002.

         /s/ Dennis Philbin                                          7/3/02
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Dennis Philbin                                                  Date
Senior Vice-President
IDC